December 16, 2020

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Chicken Soup for the Soul Entertainment Inc.

Registration Statement on Form S-1

File No. 333-251202

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended (the “Act”), the undersigned, as representative of the underwriters, hereby joins in the request of Chicken Soup for the Soul Entertainment Inc., a Delaware corporation (the “Company”), that the effective time and date of the Company’s Registration Statement on Form S-1 (File No. 333-251202) be accelerated to 4:00 p.m., Eastern Standard Time, on Thursday, December 17, 2020 or as soon as practicable thereafter.

In making this request the undersigned acknowledges that the underwriters are aware of their obligations under the Act as they relate to the public offering of securities pursuant to the registration statement.

Very truly yours,

LADENBURG THALMANN & CO. INC.

By:	/s/ George Mangione
Name: George Mangione
Title: Managing Director